UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                          NOTIFY TECHNOLOGY CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    669956104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 David A. Brewer
                               1918 FRAZER STREET
                                SPARKS, NV 89431
                                 (775) 322-1420
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  March 4, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

     NOTE. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-1(A) for other parties to whom copies are to be sent.

                       (Continued on the Following Pages)

                               (Page 1 of 5 Pages)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------------------------------------
CUSIP NO. 669956104
------------------------------------------------------

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         David A. Brewer
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      X   Not Applicable
         (b)
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF
-------- -----------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (e) __
         N/A
-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
------------------------------ ----- -------------------------------------------
          NUMBER OF            7     SOLE VOTING POWER
           SHARES                    2,194,444  shares,  of which  1,344,444 are
         BENEFICIALLY                shares  subject  to  warrants  to  purchase
          OWNED BY                   common stock  which are  exercisable within
          REPORTING                  60 days.
         PERSON WITH
                               ----- -------------------------------------------
                               8     SHARED VOTING POWER
                                     0
                               ----- -------------------------------------------
                               9     SOLE DISPOSITIVE POWER
                                     2,194,444  shares,  of which  1,344,444 are
                                     shares  subject  to  warrants  to  purchase
                                     common stock which are  exercisable  within
                                     60 days.
                               ----- -------------------------------------------
                               10    SHARED DISPOSITIVE POWER
                                     0
------------------------------ ----- -------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,194,444
-------- -----------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          ____
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         38.3%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
-------- -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

                                  SCHEDULE 13D

Item 1. Security and Issuer.

         This statement on Schedule 13D relates to the Common Stock of Notify Technology Corporation, a California corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1054 S. DeAnza Blvd., Suite 105, San Jose, CA 95129.

Item 2. Identity and Background.

         (a)  This  statement  is  filed by  David  A.  Brewer  (the  "Reporting
Person").

         (b) The address of the Reporting Person is 198 Frazer Street, Sparks, NV 89431.

         (c) Present Principal Business or Employment:

             1. Private Investor

         (d) and (e) During the last five years the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         (f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

         The Reporting Person purchased 850,000 shares of Common Stock of the Issuer and warrants to purchase 1,344,444 shares of Common Stock of the Issuer for an aggregate price of $3,060,010 pursuant to a Securities Purchase Agreement dated as of March 4, 1999 by and between the Issuer and the Reporting Person. The Reporting Person purchased all shares of Common Stock of the Issuer with personal funds.

Item 4. Purpose of Transaction.

         General venture capital investment. The Reporting Person intends to review continuously his equity position in the issuer. Depending upon future evaluations of the business prospects of the issuer and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, the Reporting Person may determine to increase or decrease his equity interest in the issuer by acquiring additional shares of Stock or by disposing of all or a portion of his holdings of Stock, but subject to any applicable legal and contractual restrictions on his ability to do so.

         Other than as described above, the Reporting Person does not have any present plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer; (iii) a sale or transfer of a material amount of assets of the Issuer; (iv) any material change in the present capitalization of dividend policy of the Issuer; (v) any other material change in the Issuer's business or corporate structure; (vi) changes in the Issuer's certificate of incorporation or by-laws or other actions which may impede the acquisition of control or the Issuer by any persons; (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12 (g)(4) of the Securities Exchange Act of 1934, as amended; or (ix) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer.

         (a) The Reporting Person holds 850,000 shares of Common Stock and warrants to purchase 1,344,444 shares of Common Stock collectively representing approximately 38.3% of the outstanding Common Stock.

         (b) The Reporting Person has sole voting and dispositive power over 2,194,444 shares of Common Stock, representing approximately 38.3% of the outstanding Common Stock.

         (c) The Reporting Person did not effect any transactions other than those set forth in Items 3 and 4 above.

         (d) No person other than the Reporting Person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of the shares of Common Stock of the Issuer owned by the respective Reporting Person.

         (e) [Not Applicable]


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         On March 4, 1999, the Issuer and the Reporting Person entered into a Securities Purchase Agreement for the purchase of 850,000 shares of Common Stock and warrants to purchase 1,344,333 shares of Common Stock for an aggregate purchase price of $3,060,010.

Item 7. Materials to be Filed as Exhibits.

         None

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 12, 1999

                                                  DAVID A. BREWER

                                                        /s/ David A. Brewer
                                                  ------------------------------
                                                        David A. Brewer